UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated Earnings Release

Rio de Janeiro, February 23, 2010

contax

2009

4Q09

CTAX3: R$ 107.48

CTAX4: R$ 100.00

CTXNY: US$ 2.70

Market Cap: R$ 1,537.4 million

December 31, 2009

IR Contacts

Rodrigo Cuesta
+55 (21) 3131-0692

Bruno Priuli
+55 (21) 3131-0486

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the fourth quarter (4Q09) and full year of 2009.

The 4Q09 financial information in this report has already been adjusted in accordance with Law 11,638/07, containing all the adjustments to the financial statements regulated by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in 2009.

In order to ensure a better comparison between the periods, the financial data for the fourth quarter and full year of 2008 were also adjusted in accordance with Law 11,638/07, the 3Q09 data having already been disclosed in accordance with said adjustments. Attachment 5 lists the adjustments to the 2008 and 4Q08 income statements, based on the previously published figures without the impact of the Law, to obtain the results published on this date.

Contents

About Contax	2
Highlights	3
Key Figures	4
Operating Performance	5
Financial Performance	6
Net Operating Revenue (NOR)	7
Costs and Expenses	8
EBITDA	12
Depreciation	14
Net Financial Result	15
Net Income	15
Net Cash	16
Investments (CAPEX)	16
Share Performance	17
Attachments	19
1. Income Statement	19
2. Balance Sheet	20
3. Cash Flow Statement	21
4. EBITDA Reconciliation	22
5 ROIC Reconciliation	22
6 Net Cash Reconciliation	23
7. Adjustments related to Law 11,638/07	23
Disclaimer	24

About Contax

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and the leader in the contact center and debt collection services with a rapidly growing portfolio, in order to become the only Business Process Outsourcing (BPO) Company with broad expertise in customer relationship management (CRM). By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, Contax operates predominantly in the customer service, debt collection, telemarketing, retention, back-office and technology service segments. The Company has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In December 2009, the Company had 78.2 thousand employees in 30 contact centers in 7 Brazilian states.

In addition to those of Contax S.A., the consolidated results of Contax Participações S.A. presented herein include the results of Todo Soluções em Tecnologia (Todo!).

Highlights

STRONG GROWTH IN 2009, WITH NET REVENUE, EBITDA AND NET INCOME INCREASING BY 22%, 37% AND 51%, RESPECTIVELY

  Net Operating Revenue (NOR) totaled R$ 2,161 million in 2009, 21.8%, or R$ 386 million, up on 2008, with an additional net revenue of R$ 386 million in the year. The 4Q09 NOR totaled R$ 585 million, 16.0% and 7.8% more, respectively, than in 4Q08 and 3Q09.
  Annual EBITDA came to R$ 339 million, a 36.5% improvement over 2008. In the fourth quarter, EBITDA amounted to R$ 121 million, 79.3% up year-on-year and 44.8% higher than in 3Q09. The 2009 EBITDA margin stood at 15.7%, 1.7 p.p. wider than the year before.
  The Company posted a Net Income of R$ 140 million in 2009, 51.4% up on 2008, and R$ 63 million in 4Q09, a growth of 129.8% over the 4Q08 and 94.5% over the previous three months.
  The 2009 growth and profitability results were net positively impacted by non-recurring effects that increased the Net Operating Revenue, the EBITDA and the Net Income. Excluding these effects, the NOR would have been R$ 2.141 million, the EBITDA R$ 324 million, the EBITDA margin 15.0%, and the Net Income R$ 133 million.
  Contax acquired six new clients in the fourth quarter, in the financial, government, healthcare, utilities and retail segments.
  The Company’s management is proposing the payment of dividends on 2009 net income, after destinations predicted by Law, subject to approval by the Annual General Meeting. The proposed payment totals R$ 90.0 million, equivalent (if approved) to R$ 1.52 per common (ON) and preferred (PN) share, already considering the new number of shares following the reverse split and split on January 18, 2010. This represents ON and PN dividend yields of 5.7% and 6.1%, respectively, considering share prices at the close of the year.

Key Figures

Annual Data				2009 vs. 2008	2009 vs. 2008
Key Figures		2009	2008	ΔR$	Δ%
Net Revenues	(R$ Million)	2,161.0	1,774.7	386.3	21.8%
EBITDA	(R$ Million)	339.3	248.6	90.7	36.5%
EBITDA Margin	(%)	15.7%	14.0%	n.m.	1.7 p.p.
Net Income	(R$ Million)	139.9	92.4	47.5	51.4%
Cash**	(R$ Million)	357.9	355.9	1.9	0.5%
Debt*	(R$ Million)	218.6	243.9	(25.3)	-10.4%
Net Cash*	(R$ Million)	165.8	112.0	53.8	48.1%
Capex	(R$ Million)	159.2	167.6	(8.4)	-5.0%
ROIC***	(%)	79.1%	54.1%	n.m.	25,0 p.p.
Employees*	(units)	78,200	74,499	3,701	5.0%
n.m. not measured
* Final position in each period
** Current assets' Cash and Cash Equivalent only
*** ROIC = Net Income / (Shareholders' Equity + Net Debt)

Quarterly Data					4Q09 vs. 3Q09	4Q09 vs. 4Q08
Key Figures		4Q09	3Q09	4Q08	Δ%	Δ%
Net Revenues	(R$ Million)	584.8	542.3	504.3	7.8%	16.0%
EBITDA	(R$ Million)	121.4	83.8	67.7	44.8%	79.3%
EBITDA Margin	(%)	20.8%	15.4%	13.4%	5.4 p.p.	7.4 p.p.
Net Income	(R$ Million)	62.6	32.2	27.3	94.5%	129.8%
Cash*	(R$ Million)	357.9	339.2	355.9	5.5%	0.5%
Debt*	(R$ Million)	218.6	231.3	243.9	-5.5%	-10.4%
Net Cash*	(R$ Million)	165.8	107.8	112.0	53.8%	48.1%
Capex	(R$ Million)	49.2	19.8	69.3	148.6%	-28.9%
Employees*	(units)	78,200	73,175	74,499	6.9%	5.0%
* Final position in each period
** Current assets' Cash and Cash Equivalent only.

Operating Performance

2009 was marked by important advances for Contax’s operations, exemplified by strong revenue and income growth, despite the restrictive economic conditions. The Company inaugurated 5 new sites in various regions of the country and consolidated its leadership in the contact center and debt collection segments, underlining its successful strategy of differentiation and the creation of value for its clients. The increased profitability was chiefly due to gains in efficiency and higher productivity, largely a result of traffic planning, increasing operator adherence to the planned scales, and the sharing of best practices among the various operations.

The start-up of Todo! in April marked Contax’s entry into the IT service segment. In its first year of operations, Todo! was responsible for supplying IT and infrastructure solutions to all of Contax’s activities, having achieved its objective of ensuring that the Company’s technological systems are underpinned by stability and progressive development. In this period, Todo! invested strongly in training its team of systems analysts and in expanding the Application R&D area, permitting the creation of new solutions for the Company’s operations.

Contax also subjected its strategy to a comprehensive overhaul in 2009, reaffirming certain paths and establishing new ones, taking the Company more deeply in the direction of providing a structured and ample offering of business process outsourcing (BPO) services with a focus on customer relationship management (CRM). These new operational fronts not only envisage the Company’s internationalization, but also the diversification of its offering thanks to the entry into new services.

Financial Performance

Annual Data			2009 vs. 2008	2009 vs. 2008
(R$ Thousand)	2009	2008	ΔR$	Δ%
Net Revenues	2,161,019	1,774,728	386,291	21.8%
Cost of Services Rendered	(1,661,378)	(1,402,301)	(259,077)	18.5%
Personnel	(1,315,520)	(1,110,073)	(205,447)	18.5%
Third-party	(241,304)	(207,667)	(33,637)	16.2%
Rent and Insurance	(91,981)	(72,820)	(19,161)	26.3%
Other	(12,573)	(11,741)	(832)	7.1%
SG&A	(148,678)	(107,032)	(41,645)	38.9%
Other Oper.Inc.&Exp., net	(11,643)	(16,808)	5,166	-30.7%
EBITDA	339,318	248,587	90,731	36.5%
Deprec. &Amort.	(113,511)	(100,851)	(12,660)	12.6%
EBIT	225,807	147,736	78,071	52.8%
Financ. Res., net	(15,391)	(50)	(15,341)	n.m.
Other Inc.& Exp., net	(1,795)	(1,818)	23	-1.3%
Income before inc.tax	208,621	145,868	62,753	43.0%
Inc.tax & Social Contr.	(69,339)	(53,456)	(15,883)	29.7%
Minority Interest	634	(3)	637	n.m.
Net Income	139,916	92,409	47,507	51.4%
n.m. not measured

Quarterly Data				4Q09 vs. 3Q09	4Q09 vs. 4Q08
(R$ Thousand)	4Q09	3Q09	4Q08	Δ%	Δ%
Net Revenues	584,799	542,329	504,251	7.8%	16.0%
Cost of Services Rendered	(422,230)	(415,549)	(400,032)	1.6%	5.5%
Personnel	(334,705)	(329,709)	(313,972)	1.5%	6.6%
Third-party	(62,861)	(59,188)	(60,264)	6.2%	4.3%
Rent and Insurance	(22,127)	(23,124)	(22,598)	-4.3%	-2.1%
Other	(2,537)	(3,528)	(3,198)	-28.1%	-20.7%
SG&A	(37,412)	(42,110)	(33,095)	-11.2%	13.0%
Other Oper.Inc.&Exp., net	(3,794)	(882)	(3,436)	330.2%	10.4%
EBITDA	121,363	83,788	67,688	44.8%	79.3%
Deprec. & Amort.	(28,324)	(28,161)	(26,584)	0.6%	6.5%
EBIT	93,039	55,627	41,104	67.3%	126.4%
Financ. Res., net	(3,370)	(4,256)	1,421	-20.8%	-337.2%
Other Inc.& Exp., net	(690)	(146)	(1,704)	372.6%	-59.5%
Income before inc.tax	88,979	51,225	40,821	73.7%	118.0%
Inc. Tax & Social Contr.	(26,393)	(19,144)	(13,564)	37.9%	94.6%
Minority Interest	47	123	(3)	-61.8%	n.m.
Net Income	62,633	32,204	27,254	94.5%	129.8%
n.m. not measured

Net Operating Revenue (NOR)

Annual NOR totaled R$ 2,161.0 million, a hefty 21.8% up on 2008, or R$ 386.3 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$ 240.2 million); ii) contractual adjustments to reflect cost hikes (R$ 92.6 million); iii) new business in several segments, including retail, financial and services (R$ 34.4 million); and iv) non-recurring revenue from the adjustment of client’s contractual scope (R$ 19.1 million).

NOR came to R$ 584.8 million in 4Q09, 16.0% up year-on-year. The main growth drivers were: i) the increased volume of operations with existing clients (R$ 21.7 million); ii) contractual adjustments to reflect cost hikes (R$ 21.5 million); iii) new business in several segments, including retail, financial and services (R$ 14.1 million); iv) retroactive price adjustments related to contracts that had matured in previous quarters, but whose renegotiations had not yet been concluded (R$ 13.5 million); and v) non-recurring revenue from the adjustment of a client’s contractual scope (R$ 9.7 million). In relation to 3Q09, NOR moved up by R$ 42,5 million, or 7,8%, essentially due to the following factors: i) the increased volume of operations with existing clients (R$ 20.5 million), ii) retroactive price adjustments related to contracts that had matured in previous quarters, but whose renegotiations were only concluded in this quarter (R$ 13.5 million); and iii) non-recurring revenue from the adjustment of a client’s contractual scope (R$ 8.5 million).

In product terms, consumer service accounted for the majority of the annual NOR, with 63% of the total, 2.7 p.p. up on 2008, chiefly due to the entry of major new clients and the entering into force of the so-called SAC Law, governing consumer service. Telemarketing and Retention accounted for 16% of annual NOR, down by 2.0 p.p., while debt collection accounted for 16%, identical to the year before.

Costs and Expenses

Annual Data			2009 vs. 2008	2009 vs. 2008
Costs and Expenses (R$ Thousand)	2009	2008	ΔR$	Δ%
Net Operating Revenue (NOR)	2,161,019	1,774,728	386,291	21.8%
Total Costs and Expenses	(1,821,698)	(1,526,141)	(295,557)	19.4%
% of NOR	84.3%	86.0%	n.m.	-1.7 p.p.
Cost of Services Rendered	(1,661,378)	(1,402,301)	(259,077)	18.5%
% of NOR	76.9%	79.0%	n.m.	-2.1 p.p.
Personnel	(1,315,520)	(1,110,073)	(205,447)	18.5%
Third-party	(241,304)	(207,667)	(33,637)	16.2%
Rent and Insurance	(91,981)	(72,820)	(19,161)	26.3%
Others	(12,573)	(11,741)	(832)	7.1%
SG&A	(148,678)	(107,032)	(41,645)	38.9%
% of NOR	6.9%	6.0%	n.m.	0.9 p.p.
Other Oper. Inc. & Exp., net	(11,643)	(16,808)	5,166	-30.7%
% of NOR	0.5%	0.9%	n.m.	-0.4 p.p.
n.m. not measured

Quarterly Data				4Q09 vs. 3Q09	4Q09 vs. 4Q08
Costs and Expenses (R$ Thousand)	4Q09	3Q09	4Q08	Δ%	Δ%
Net Operating Revenue (NOR)	584,799	542,329	504,251	7.8%	16.0%
Total Costs and Expenses	(463,436)	(458,541)	(436,563)	1.1%	6.2%
% of NOR	79.2%	84.6%	86.6%	-5.4 p.p.	-7.4 p.p.
Cost of Services Rendered	(422,230)	(415,549)	(400,032)	1.6%	5.5%
% of NOR	72.2%	76.6%	79.3%	-4.4 p.p.	-7.1 p.p.
Personnel	(334,705)	(329,709)	(313,972)	1.5%	6.6%
Third-party	(62,861)	(59,188)	(60,264)	6.2%	4.3%
Rent and Insurance	(22,127)	(23,124)	(22,598)	-4.3%	-2.1%
Others	(2,537)	(3,528)	(3,198)	-28.1%	-20.7%
SG&A	(37,412)	(42,110)	(33,095)	-11.2%	13.0%
% of NOR	6.4%	7.8%	6.6%	-1.4 p.p.	-0.2 p.p.
Other Oper. Inc. & Exp., net	(3,794)	(882)	(3,436)	330.2%	10.4%
% of NOR	0.6%	0.2%	0.7%	0.5 p.p.	0 p.p.

Costs and expenses totaled R$ 1,821.7 million in 2009, 19.4% up on the year before, reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they fell by 1.7 p.p., from 86.0%, in 2008, to 84.3%, chiefly due to the reduction in personnel costs, in turn reflecting gains in productivity from the more efficient use of operators’ time and accurate traffic predictions, which allowed us to operate services with less resources.

In 4Q09, Costs and Expenses came to R$ 463.4 million, 6.2% and 1.1% higher than in 4Q08 and 3Q09, respectively, also justified by the increase in the Company’s operations. There was a similar downward trajectory to the annual comparison in terms of percentage of NOR, which fell by 7.4 p.p. year-on-year and 5.4 p.p. over the previous quarter, also mainly due to the relative reduction in personnel costs thanks to improved operational productivity.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

2009 versus 2008

The annual Cost of Services Rendered totaled R$ 1,661.4 million, 18.5% up on 2008, although there was a 2.1 p.p. reduction in percentage-of-NOR terms from 79.0%, in 2008, to 76.9% in 2009.

  Personnel: increase of 18.5%, reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$ 140.4 million); and ii) the pay rise resulting from the collective bargaining agreement (R$ 65.1 million). It is worth noting, however, that there were gains in operational productivity which reduced these costs’ relative share of net revenue, thereby improving efficiency.

  Third-party Services: growth of 16.2%, due to the increase in costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), related to the expansion of the Company’s operations and their supporting sites.
  Rent and Insurance: increase of 26.3%, reflecting the leasing of new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

4Q09 versus 4Q08

The Cost of Services Rendered totaled R$ 422.2 million in 4Q09, 5.5% up year-on-year, but fell by 7.1 p.p. as a percentage of NOR from 79.3%, in 4Q08, to 72.2% .

  Personnel: increase of R$ 20.7 million, or 6.6%, reflecting: i) the pay rises resulting from the collective bargaining agreements (R$ 16.1 million); and ii) the increase in the workforce thanks to the higher volume of services rendered (R$ 4.6 million). As with the annual comparison, there were gains in operational productivity which reduced these costs’ relative share of net revenue.
  Third-party Services: growth of R$ 2,6 million, or 4.3%, essentially due to higher costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance) totaling R$ 4.6 million, partially offset by the R$ 1.9 million reduction in specialized business support services.
  Rent and Insurance: reduction of R$ 0.5 million, or 2.1%, reflecting the reduced rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

4Q09 versus 3Q09

The Cost of Services Rendered increased by R$ 6.7 million, or 1.6% , between 3Q09 and 4Q09, although there was 4.4 p.p. reduction in percentage-of-net-revenue terms, from 76.6%, in 3Q09, to 72.2%) .

  Personnel: growth of R$ 5.0 million, or 1.5%, basically due to the larger number of employees, fueled by the increase in the volume of services rendered. As with the annual comparison, there were gains in operational productivity which reduced these costs’ relative share of net revenue.

  Third-party Services: increase of R$ 3.7 million, or 6.2%, chiefly due to the upturn in costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance);
  Rent and Insurance: reduction of R$ 1.0 million, or 4.3%, reflecting the reduced rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

Selling, General and Administrative Expenses

2009 versus 2008

SG&A Expenses accompanied the growth in the volume of operations, closing 2009 at R$ 148.7 million, 38.9% up on 2008, essentially due to the following factors: i) the R$ 20.1 million upturn in personnel expenses caused by the expansion of the management team; ii) non-recurring expenses of R$ 15.0 million from consulting services related to the strategic evaluation and the structuring of the product development area, as well as other specialized business support services, and to certain conditions in the stock option plan; and iii) the R$ 6.5 million upturn in expenses from administrative rents and facilities due to the expansion of the business support and administration area.

4Q09 versus 4Q08

In 4Q09, these expenses totaled R$ 37.4 million, 13.0% up year-on-year, primarily due to the increase in personnel expenses caused by the expansion of the management team.

4Q09 versus 3Q09

Fourth-quarter SG&A expenses fell by R$ 4.7 million, or 11.2%, over 3Q09, chiefly due to the non-repetition of the 3Q09 adjustment to provisions for the stock option plan, partially offset by the increase in third-party services, basically infrastructure maintenance services.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$ 11.6 million in 2009, R$ 5.2 million, or 30.7% , down on the previous year, primarily due to the non-recurring reversal, in 2009, of labor contingencies, thanks to the revision of the amounts provisioned out of the total amounts involved in unresolved lawsuits, which were above their historical realization average, reflecting gains from the more efficient management of labor litigation in general, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits.

EBITDA1

EBITDA totaled R$ 339.3 million in 2009, a substantial 36.5% improvement over the year before, chiefly reflecting the higher volume of operations and increased productivity. The EBITDA margin stood at 15.7%, 1.7 p.p. up on the 2008 and the Company’s best ever annual figure.

The record EBITDA margin was primarily due to the gains in efficiency triggered by various management initiatives, but also benefited from certain non-recurring effects, such as revenue from the adaptation of old contracts to the new parameters and the reversal of labor contingencies, which were above their historical realization average. Excluding these non-recurring effects, the EBITDA margin came to 15.0%, still a substantial improvement over the year before.

Fourth-quarter EBITDA came to R$ 121.4 million, 79.3% and 44,8% up, respectively, over 4Q08 and 3Q09, accompanied by an EBITDA margin of 20.8% , 7.4 p.p. higher year-on-year and 5.4 p.p. more than the previous three months. As with the annual comparison, the 4Q09 margin was positively impacted by productivity gains and non-recurring revenue from retroactive price adjustments related to contracts that had matured in previous quarters, but whose renegotiations were only concluded in this quarter, and the readjustment of a service contract.

_______________
1EBITDA refers to earnings before taxes, net financial expenses, depreciation, amortization and non-operating expenses. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

The main factors impacting the 1.7 p.p. increase in the annual EBITDA margin were:

  Gain of 1.1 p.p. from improved productivity;
  Gain of 0.7 p.p. from non-recurring revenue and the reversal of contingencies, partially offset by adjustments to the stock option plan;
  Gain of 0.5 p.p. due to annual contractual adjustments, partially offset by expenses from the collective bargaining agreement;
  Gain of 0.1 p.p. from other expenses;
  Loss of 0.7 p.p. from the increase in rental and facilities costs, chiefly due to the rental of infrastructure from third parties while the Company’s own infrastructure was being prepared for operation.2

Between the 4Q08 and 4Q09, the EBITDA margin increased by 7.4 p.p., from 13.4% to 20.8%, mainly due to:

  Gain of 2.3 p.p. (non-recurring) from retroactive price adjustments related to contracts that had matured in previous quarters, but whose renegotiations were only concluded in this quarter and which were therefore not provisioned under revenue;
  Gain of 1.7 p.p. (non-recurring) from the adjustment of a client’s contractual scope;
  Gain of 1.5 p.p. from productivity gains;
  Gain of 1.5 p.p. from reduced personnel training costs, which had affected 4Q08 productivity;
  Gain of 0.4 p.p. from other expenses.

_______________
* Pricing Effects: the net effect on the EBITDA margin of the contractual price adjustments and the adjustment of direct costs (wages, etc).

In comparison to 3Q09, the 4Q09 EBITDA margin widened by 5.4 p.p., from 15.4% to 20.8%, mainly due to:

  Gain of 2.4 p.p. (non-recurring) from retroactive price adjustments related to contracts that had matured in previous quarters, but whose renegotiations were only concluded in this quarter and which were therefore not provisioned under revenue;
  Gain of 1.8 p.p. (non-recurring) from the adjustment of a client’s contractual scope;
  Gain of 0.8 p.p. from productivity gains;
  Gain of 0.4 p.p. from other expenses.

Depreciation

Depreciation came to R$ 113.5 million in 2009, R$ 12.7 million, or 12.6% , up on 2008, reflecting the investments throughout 2008 and 2009 to support business growth. In 4Q09, depreciation increased by R$ 1.7 million, or 6.5%, year-on-year and by R$ 0.2 million, or 0.6% , over 3Q09, thanks to the investments in recent months to sustain operational growth.

Net Financial Result

The Net Financial Result was a negative R$ 15.4 million in 2009, versus a negative R$ 0.1 million in the previous year. The R$ 15.3 million reduction was chiefly due to lower returns from financial investments, in turn due to the latter’s reduced volume, lower interest rates in 2009, and higher interest expenses on loans as a result of the increase in the BNDES average debt.

The 4Q09 Net Financial Result was a negative R$ 3.4 million, versus a positive R$ 1.4 million in 4Q08. The R$ 4.8 million reduction was basically due to lower returns on financial investments, in turn the result of the latter’s reduced volume, and lower interest rates in the quarter.

In the quarter-on-quarter comparison, the Net Financial Result increased by R$ 0.9 million, or 20.8% , chiefly due to the higher volume of financial investments.

Net Income

Contax posted 2009 Net Income of R$ 139.9 million, R$ 47.5 million, or 51.4% , up on 2008, mainly driven by the R$ 90.7 million upturn in EBITDA, detailed previously, partially offset by the R$ 12.7 million increase in depreciation, the R$ 15.3 million reduction in the financial result, and the R$ 15.9 million increase in income and social contribution taxes due to higher taxable income.

Fourth-quarter Net Income came to R$ 62.6 million, R$ 35.4 million, or 129.8% , up on 4Q08, chiefly fueled by the R$ 53.7 million increase in EBITDA, as mentioned previously, partially offset by the R$ 1.7 million upturn in depreciation, the R$ 4.8 million reduction in the financial result, and the R$ 12.8 million increase in income and social contribution taxes due to higher taxable income.

In comparison with 3Q09, 4Q09 Net Income moved up by R$ 30.4 million, or 94.5%, mainly thanks to the R$ 37.6 million upturn in EBITDA, as previously detailed, partially offset by the R$ 7.3 million increase in income and social contribution taxes due to higher taxable income.

Net Cash3

Cash and Financial Investments closed 2009 at R$ 384.4 million, R$ 28.5 million, or 8.0% , higher than at the end of 2008, reflecting operating cash flow of R$ 267.1 million, partially offset by cash expenditure of R$ 154.5 million on the investment program, dividend payments of R$ 49.8 million and net disbursements of R$ 34.3 million in cash flow from financing activities, chiefly the result of debt amortizations.

In comparison with the previous three months, cash and cash equivalents moved up by R$ 45.3 million, or 13.3% , thanks to operating cash flow of R$ 93.9 million, reflecting the higher volume of operations and the reduction in working capital needs due to better management of average payment and reception periods, partially offset by cash expenditure of R$ 30.0 million on the investment program and net disbursements of R$ 18.6 million in cash flow from financing activities.

Gross debt closed 2009 at R$ 218.6 million, R$ 25.3 million down on December 2008, essentially due to the amortization of BNDES loan installments and leasing contracts. In comparison with 3Q09, gross debt fell by R$ 12.7 million, chiefly due to the amortization of BNDES loan installments. As a result, Contax’s year-end Net Cash position stood at R$ 165.8 million, R$ 53.8 million more than at the end of 2008.

Investments (CAPEX)

Annual investments totaled R$ 159.2 million, R$ 8.4 million, or 5.0% , less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties.

_______________
3Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and financial investments. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Fourth-quarter investments amounted to R$ 49.2 million, 92.0% (R$ 45.3 million) of which went to fostering the Company’s growth, especially the expansion of the sites in Pernambuco and Rio Grande do Sul.

Investments						4Q09 vs. 3Q09	4Q09 vs. 4Q08	2009 vs. 2008
(R$ Thousand)	4Q09	3Q09	4Q08	2009	2008	Δ%	Δ%	Δ%
Growth Revenue	45,287	16,484	55,968	146,903	135,277	174.7%	-19.1%	8.6%
Reinvestments	3,097	1,666	10,585	8,958	23,900	85.9%	-70.7%	-62.5%
Others	846	1,653	2,707	3,308	8,392	-48.8%	-68.7%	-60.6%
Total Investment	49,230	19,803	69,260	159,169	167,569	148.6%	-28.9%	-5.0%

Share Performance

The stock market in 2009 was characterized by two distinct phases. Having begun the year surrounded by a cloud of uncertainty triggered by the international financial crisis which peaked in October 2008, the global markets ended on a exceptionally high note. And the Bovespa was no exception: the Ibovespa index appreciated 82.7% in reais and 142% in dollars, one of the world’s stock markets best results.

Thanks to greater stability, an expanding domestic market and the due dose of monetary and fiscal stimuli, Brazil’s economy proved to be sufficiently resilient to resist the hefty reduction in worldwide liquidity and still become an important destination for international capital. This was underlined by net inflow of R$ 20.4 billion in foreign capital to Brazil’s stock market, almost entirely reversing the net outflow of R$ 24.6 billion recorded in 2008.

Contax’s shares took advantage of the recovery and did exceptionally well. The company’s common and preferred shares appreciated by 168.7% and 142.1%, respectively, and its ADRs climbed by an even more substantial 260.0%, higher than the average for firms with a similar market cap and outperforming the Ibovespa itself. Independently of the overall economic situation or occasional price swings, the market continued to recognize the quality of the Company’s main attributes, such as first-class management, strong growth, client recognition of its service quality and the constant generation of healthy results.

Quarterly Data				4Q09 vs. 3Q09	4Q09 vs. 4Q08
Share Performance	4Q09	3Q09	4Q08	Δ%	Δ%
Number of Shares ('000)	14,943	14,943	15,857	0.0%	-5.8%
Market Cap (R$ Million)	1,537.5	1,235.6	647.3	24.4%	137.5%
Price*
CTAX3 (R$)	107.5	87.0	40.0	23.5%	168.7%
CTAX4 (R$)	100.0	80.0	41.3	25.0%	142.1%
CTXNY (US$)	2.7	2.2	0.8	23.3%	260.0%
Small Cap Index**	1,172.9	968.4	493.8	21.1%	137.5%
Ibovespa	68,588	61,518	37,550	11.5%	82.7%
Dow Jones	10,428	9,712	8,776	7.4%	18.8%
Avg. Daily Vol. of Shares
CTAX3	1,785	4,792	5,087	-62.8%	-64.9%
CTAX4	38,433	21,931	28,382	75.2%	35.4%
CTXNY	27,295	122,696	52,646	-77.8%	-48.2%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	134,547.7	332,389.8	166,257.5	-59.5%	-19.1%
CTAX4 (R$)	1,933,162.5	1,476,166.9	889,359.1	31.0%	117.4%
CTXNY (US$)	63,052.8	223,856.7	37,090.5	-71.8%	70.0%

*Quarter's end
** Bovespa's Small Cap Index
Source: Bloomberg

ATTACHMENTS

1) Income Statement

Income Statement						4Q09 vs. 3Q09	4Q09 vs. 4Q08
(R$ Thousand)	4Q09	3Q09	4Q08	2009	2008	Δ%	Δ%
Sales and Services Revenues	631,560	586,323	544,311	2,335,252	1,916,115	7.7%	16.0%
Deduction from Gross Revenues	(46,761)	(43,994)	(40,060)	(174,233)	(141,387)	6.3%	16.7%
Net Revenues	584,799	542,329	504,251	2,161,019	1,774,728	7.8%	16.0%
Cost of Goods Sold (COGS)	(445,412)	(439,178)	(423,082)	(1,757,272)	(1,490,647)	1.4%	5.3%
Gross Profit	139,387	103,151	81,169	403,747	284,081	35.1%	71.7%
Operating Revenue (Expenses)	(50,408)	(51,926)	(40,348)	(195,126)	(138,213)	-2.9%	24.9%
Selling Expenses	(6,565)	(6,033)	(7,598)	(27,709)	(28,488)	8.8%	-13.6%
G&A Expenses	(35,988)	(40,609)	(29,031)	(138,586)	(91,049)	-11.4%	24.0%
Financial Results	(3,370)	(4,256)	1,421	(15,391)	(50)	-20.8%	-337.2%
Financial Revenues	6,067	5,128	10,313	24,531	32,547	18.3%	-41.2%
Financial Expenses	(9,437)	(9,384)	(8,892)	(39,922)	(32,597)	0.6%	6.1%
Other Operating Revenues	6,994	2,071	3,454	15,332	8,732	237.7%	102.5%
Other Operating Expenses	(11,479)	(3,099)	(8,594)	(28,772)	(27,358)	270.4%	33.6%
Income Before Taxes	88,978	51,225	40,821	208,621	145,868	73.7%	118.0%
Income tax and Social Contribution Provision	(30,438)	(19,988)	(19,138)	(70,998)	(51,370)	52.3%	59.0%
Deferred Income Taxes	4,044	844	5,574	1,659	(2,086)	379.1%	-27.5%
Minority Interest	47	123	(3)	634	(3)	-61.8%	-1666.7%
Net Income (loss)	62,632	32,204	27,254	139,916	92,409	94.5%	129.8%
Number of Shares Excluding Treasury (in '000)	14,774	14,777	15,691	14,774	15,691	0.0%	-5.8%
EPS (R$)	4.24	2.18	1.74	9.47	5.89	94.5%	144.1%
* n.m. not measured.

2) Balance Sheet

Balance Sheet (R$ Thousand)
Assets	12/31/2009	9/30/2009	12/31/2008
Total Assets	1,130,899	1,034,390	992,686
Current Assets	578,322	532,828	524,083
Cash and equivalents	357,853	339,168	355,928
Credits (Clients)	128,486	130,962	102,134
Deferred and Recoverable Taxes	73,333	43,039	57,448
Prepaid expenses	-	9,396	-
Others assets	18,650	10,263	8,573
Non-current Assets	552,577	501,562	468,603
Long-term Assets	119,658	88,977	79,336
Judicial deposits	53,382	47,982	35,338
Cash Investments	26,590	-	-
Deferred and Recoverable Taxes	26,917	27,697	25,346
Credits Receivable	11,425	11,969	17,530
Others assets	1,344	1,329	1,122
Fixed Assets	432,919	412,585	389,267
Plant, property and equipament	352,473	329,892	304,800
Intangible Assets	80,446	82,693	84,467

Liabilities	12/31/2009	9/30/2009	12/31/2008
Total Liabilities	1,130,899	1,034,390	992,686
Current Liabilities	556,180	401,662	411,393
Short-term loans & financing	65,188	50,408	30,305
Suppliers	77,033	57,182	76,847
Wages and benefits	197,818	229,472	181,924
Taxes payable	92,703	60,195	68,749
Dividends payable	92,190	2,193	51,364
Others	31,248	2,212	2,204
Long-term Liabilities	230,616	261,161	296,516
Long-term loans & financing	153,420	180,928	213,634
Provisions	59,921	62,712	64,151
Others	17,275	17,522	18,731
Minority Interest	1,446	1,492	2,079
Shareholders' Equity	342,657	370,074	282,698
Capital Stock	223,873	223,873	223,873
Capital reserves	19,639	19,374	9,282
Revenue reserves	109,831	71,000	110,475
Shares in Treasury	(10,686)	(10,373)	(49,848)
Accrued Income	-	66,200	(11,084)

3) Cash Flow

Cash Flow (R$ Thousand)	2009	2008
Net Cash from Operating Activities	278,786	252,749
Net Income	139,916	92,409
Depreciation and Amortization	113,510	100,851
Gains (Losses) from the Sale of Fixed Assets	1,710	124
Contingencies and Other Provisions	1,874	11,439
Deferred income tax and social contribution tax	(1,659)	2,086
Change in Assets and Liabilities	(1,890)	(1,564)
Stock Option Plan	9,995	129
Provisions for Financial Charges	31,015	21,861
Other	(634)	3
Increase (Decrease) in Accounts Receivable	(26,352)	(17,271)
Increase (Decrease) in Prepaid Expenses	(10,496)	(2,217)
Increase (Decrease) in Deferred Taxes	(15,479)	(23,779)
Increase (Decrease) in Other Assets	420	(288)
Increase/ (Decrease) in Payroll and Related Charges	15,894	38,576
Increase/(Decrease) in Suppliers	186	4,381
Increase/(Decrease) in Taxes Payable	23,112	29,154
Increase/ (Decrease) in Other Liabilities	28,793	18,579
Interest Paid and Financial Debt	(31,130)	(21,724)
Net Cash used in Investing Activities	(201,951)	(184,507)
Sale of Fixed Assets	27	131
Acquisition of Fixed Assets	(158,901)	(167,930)
Judicial Deposits	(16,487)	(16,707)
Long-term Cash Investments	(26,590)	-
Net Cash used in Financing Activities	(74,910)	47,377
Leasing Payments	(11,674)	(17,912)
Financing from the BNDES	-	117,165
Payment of BNDES financing	(13,542)	-
Dividend Payments	(49,380)	(12,942)
Repurchase of Shares	(314)	(38,935)
Increase (Reduction) in Cash and Cash Equivalents	1,925	115,618
Cash and Cash Equivalents – Beginning of Period	355,928	240,310
Cash and Cash Equivalents – End of Period	357,853	355,928

4) EBITDA Reconciliation

Annual Data			2009 vs. 2008
EBITDA Reconciliation	2009	2008	Δ%
Net Income	139,916	92,409	51.4%
(-) Minority Interest	(634)	3	n.m.
(+) Income Tax & Social Contr.	69,339	53,456	29.7%
Operating Income	208,621	145,868	43.0%
(+) Financial Expenses	39,922	32,597	22.5%
(-) Financial Revenues	(24,531)	(32,547)	-24.6%
(+) Depreciation and Amortization	113,511	100,851	12.6%
(-) Non-operating Expenses (Income)	1,795	1,818	-1.3%
EBITDA	339,318	248,587	36.5%

Quarterly Data				4Q09 vs. 3Q09	4Q09 vs. 4Q08
EBITDA Reconciliation	4Q09	3Q09	4Q08	Δ%	Δ%
Net Income	62,632	32,204	27,254	94.5%	129.8%
(-) Minority Interest	(47)	(123)	3	-61.8%	n.m.
(+) Income Tax & Social Contr.	26,394	19,144	13,564	37.9%	94.6%
Operating Income	88,979	51,225	40,821	73.7%	118.0%
(+) Financial Expenses	9,437	9,384	8,892	0.6%	6.1%
(-) Financial Revenues	(6,067)	(5,128)	(10,313)	18.3%	-41.2%
(+) Depreciation and Amortization	28,324	28,161	26,584	0.6%	6.5%
(-) Non-operating Expenses (Income)	690	146	1,704	372.6%	-59.5%
EBITDA	121,363	83,788	67,688	44.8%	79.3%
n.m. not measured

5) ROIC Reconciliation4

Annual Data			2009 vs. 2008
ROIC Reconciliation	2009	2008	Δ%
Net Income	139,916	92,409	51.4%
Invested Capital	176,822	170,709	3.6%
Shareholders' Equity	342,657	282,698	21.2%
Net Debt	(165,835)	(111,989)	48.1%
(+) Loans & financing	204,591	217,969	-6.1%
(+) Leasing	14,017	25,970	-46.0%
(-) Cash and equivalents	(357,853)	(355,928)	0.5%
(-) Financial Investments	(26,590)	-	n.m.
ROIC (Net Income / Invested Capital)	79.1%	54.1%	25,0 p.p.
n.m. not measured

_______________
4 ROIC is calculated by dividing net income by invested capital. ROIC is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses ROIC to measure its own performance and understands that certain investors and financial analysts also do so.

6) Net Cash Reconciliation

Annual Data			2009 vs. 2008
Net Cash Reconciliation	2009	2008	Δ%
(+) Cash and equivalents	357.853	355.928	0,5%
(+) Financial Investments	26.590	-	n.m.
(-) Loans & financing	(204.591)	(217.969)	-6,1%
(-) Leasing	(14.017)	(25.970)	-46,0%
Net Cash	165.835	111.989	48,1%
n.m. not measured

7) Adjustments related to Law 11,638/07

Comparative Income Statement	4Q08			2008
R$ Thousand	Previous IS	Ajustments to the LAW 11.638	Ajusted IS	Previous IS	Ajustments to the LAW 11.638	Ajusted IS
Net Revenues	504,251	-	504,251	1,774,728	-	1,774,728
Cost of Services Rendered	(406,163)	6,131	(400,032)	(1,427,336)	25,035	(1,402,301)
Personnel	(313,972)	-	(313,972)	(1,110,073)	-	(1,110,073)
Third-party	(60,264)	-	(60,264)	(207,667)	-	(207,667)
Rentals and Insurance	(28,729)	6,131	(22,598)	(97,855)	25,035	(72,820)
Other	(3,198)	-	(3,198)	(11,741)	-	(11,741)
SG&A	(33,310)	215	(33,095)	(107,210)	178	(107,032)
Other Oper.Inc.&Exp., net	(3,436)	-	(3,436)	(16,808)	-	(16,808)
EBITDA	61,342	6,346	67,688	223,374	25,213	248,587
Deprec. &Amort.	(22,010)	(4,574)	(26,584)	(77,575)	(23,276)	(100,851)
EBIT	39,332	1,772	41,104	145,799	1,937	147,736
Financ. Res., net	3,344	(1,923)	1,421	7,073	(7,123)	(50)
Other Income & Expenses	(1,704)	-	(1,704)	(1,818)	-	(1,818)
Income before inc.tax	40,972	(151)	40,821	151,054	(5,186)	145,868
Inc.tax & Social Contr.	(13,564)	-	(13,564)	(53,456)	-	(53,456)
Minority Interest	(3)	-	(3)	(3)	-	(3)
Net Income	27,405	(151)	27,254	97,595	(5,186)	92,409

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations concerning the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.